SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

SINA R. HEKMAT

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2023, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof; and

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated June 14, 2024 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 7, 2024, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0922 (EUR 0.9156 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2024

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information, which KfW has prepared on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2024.

KfW Group’s total assets decreased by 0.3%, or EUR 2.0 billion, from EUR 560.7 billion as of December 31, 2023 to EUR 558.8 billion as of June 30, 2024. KfW Group’s operating result before valuation and promotional activities amounted to EUR 965 million for the six months ended June 30, 2024, compared to EUR 829 million for the corresponding period in 2023. The main driver for KfW Group’s operating result before valuation and promotional activities during the six-month period ended June 30, 2024, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	income from risk provisions in an amount of EUR 155 million for the six months ended June 30, 2024, compared to income in an amount of EUR 109 million for the corresponding period in 2023;

•

positive effects in an amount of EUR 118 million as market values of securities and equity investments increased in the six months ended June 30, 2024, compared to negative effects of EUR 26 million for the corresponding period in 2023;

•

net gains in an amount of EUR 35 million for the six months ended June 30, 2024 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net gains in an amount of EUR 177 million for the corresponding period in 2023[1]; and

•

expenses relating to promotional activities in an amount of EUR 181 million for the six months ended June 30, 2024, compared to expenses in an amount of EUR 141 million for the corresponding period in 2023.

KfW Group’s consolidated result for the six-month period ended June 30, 2024 amounted to a profit of EUR 932 million, compared to a profit of EUR 885 million for the corresponding period in 2023.

[1]

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2024, compared to the corresponding period in 2023.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Six months ended June 30,		Year-to-Year
	2024	2023	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	16,177	18,028	-10
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	3,703	23,438	-84
KfW Capital	679	1,357	-50
Export and Project Finance (KfW IPEX-Bank)	12,251	14,437	-15
KfW Entwicklungsbank	1,427	1,454	-2
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	588	609	-3
Financial Markets	0	412	-100

Total Promotional Business Volume (1)(2)	34,718	58,668	-41

*	Amounts in the table may not add up due to rounding differences.

(1)

Total promotional business volume for the six months ended June 30, 2024 has been adjusted for commitments of EUR 107 million, compared to EUR 1,067 million for the corresponding period in 2023, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans, RegioInnoGrowth (“RIG”) loans and global funding facilities to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans, RIG loans and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume decreased to EUR 34.7 billion in the six-month period ended June 30, 2024, compared to EUR 58.7 billion for the corresponding period in 2023. The lower promotional business volume for the six months ended June 30, 2024 was primarily driven by a significant reduction of volumes committed under KfW’s Customized Finance & Public Clients business sector as well as, to a lesser extent, further reductions in every other business sector of KfW.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 16.2 billion for the six-month period ended June 30, 2024, compared to EUR 18.0 billion for the corresponding period in 2023. This slight decrease was attributable to significantly lower commitments in the SME Bank segment (EUR 5.7 billion compared to EUR 10.1 billion for the corresponding period in 2023), which were partly offset by higher commitments in the Private Clients segment. The reduced volume of new commitments in the SME Bank segment was primarily the result of lower demand for general corporate refinancing from SME due to the general rise in interest rates, as well as lower commitments for renewable energies and energy efficiency/CO2 reduction loans. By contrast, commitments in the programs for climate-friendly new construction and federal funding for efficient buildings (including the new subsidy for heating systems replacement) were higher than in the previous year.

Commitments in the Customized Finance & Public Clients business sector amounted to EUR 3.7 billion for the six-month period ended June 30, 2024, compared to EUR 23.4 billion for the corresponding period in 2023. This significant decrease was primarily driven by the decrease in loan commitments to companies in the energy sector in the first six months of 2024. In the corresponding period in 2023, there was a particularly high volume of loan commitments to companies in the energy sector, which were made under special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäfte) against the background of rising energy prices and in consideration of their impact on the stability of relevant infrastructure in Germany following Russia’s invasion of Ukraine.

Commitments related to KfW Capital decreased to EUR 679 million in the six-month period ended June 30, 2024, compared to EUR 1.4 billion for the corresponding period in 2023. This substantial decrease is mainly due to one-time effects in the previous year through investments made by KfW on a fiduciary basis for the Federal Government with governmental funds in the European Tech Champions Initiative and the DeepTech & Climate Fonds under the Future Fund (Zukunftsfonds).

Commitments in KfW’s Export and Project Finance business sector for the six-month period ended June 30, 2024 amounted to EUR 12.3 billion, compared to commitments of EUR 14.4 billion for the corresponding period in 2023. This decrease was mainly due to a special emphasis in 2023 on investments in sustainability and transformation measures providing numerous financing opportunities, combined with significant initial investments that do not occur on a regular annual basis. In addition, no commitments under the CIRR scheme for bank refinancing, which is supported by the federal budget, were made in the six-month period ended June 30, 2024, compared to EUR 0.6 billion in the corresponding period in 2023.

Commitments related to KfW Entwicklungsbank remained relatively stable at EUR 1.43 billion for the six-month period ended June 30, 2024, compared to EUR 1.45 billion for the corresponding period in 2023.

Commitments of DEG, amounting to EUR 588 million for the six-month period ended June 30, 2024 compared to EUR 609 million as of June 30, 2023, also remained relatively stable.

There were no commitments related to the Financial Markets business sector for the six-month period ended June 30, 2024. In 2023, all commitments in KfW’s Financial Markets business sector were made under KfW’s green bond portfolio. After the targets of KfW’s green bond portfolio were reached, the Federal Ministry for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection and KfW agreed to terminate the mandate under which the green bond portfolio was launched. The mandate expired at the end of December 2023. Existing green bonds will be held to maturity.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2024 totaled EUR 55.0 billion, of which 60.1% was raised in euro, 26.9% in U.S. dollar and the remainder in five other currencies.

Capitalization and Indebtedness of KfW Group as of June 30, 2024

(EUR in millions)
Borrowings
Short-term funds	23,960
Bonds and other fixed-income securities	432,287
Other borrowings	49,815
Total borrowings	506,063
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	26,082
Fund for general banking risks	0
Revaluation reserve	25
Total equity	39,045

Total capitalization	545,107

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2024, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of June 30, 2024 is not necessarily indicative of its capitalization to be recorded as of December 31, 2024.

KfW Group’s total equity as of June 30, 2024 was EUR 39,045 million, compared to EUR 38,073 million as of December 31, 2023. The increase of EUR 971 million in total equity reflected:

1.	KfW Group’s consolidated profit of EUR 932 million for the six months ended June 30, 2024; and

2.	an increase of EUR 40 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017.

Based on the results for the six months ended June 30, 2024, KfW’s total capital ratio as well as its Tier 1 capital ratio according to Article 92 of the CRR amounted to 29.9%, in each case as of June 30, 2024 (not taking into account the interim profit of the year to date)2. The increase of the total capital ratio and the Tier 1 capital ratio compared to March 31, 2024, when the total capital ratio amounted to 28.6% and the Tier 1 capital ratio amounted to 28.5%, was mainly due to a reduced risk exposure amount as a result of rating improvements as well as adjustments of the risk measurement procedures.

Other Recent Developments

Funding Volume for 2024

On July 10, 2024, KfW announced that a funding volume of EUR 80 billion is expected for the year 2024, adjusting the initial funding volume of EUR 90 to 95 billion that was announced at the beginning of 2024.

Privatization Transaction

Following the sale of approximately 22 million shares of Deutsche Telekom AG throughout April and May 2024, KfW sold a further 110 million shares of Deutsche Telekom AG on the basis of an accelerated bookbuild offering to institutional investors in June 2024. The transactions represent a continuation of Deutsche Telekom’s privatization process, conducted in close consultation with the Federal Ministry of Finance, and led to a reduction of KfW’s stake in Deutsche Telekom AG from approximately 16.6% to 14.0%.

2	According to Article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2023	-0.1	0.0
3rd quarter 2023	0.2	-0.3
4th quarter 2023	-0.4	-0.2
1st quarter 2024	0.2	-0.1
2nd quarter 2024	-0.1	-0.1

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) decreased in the second quarter of 2024 compared to the first quarter of 2024 after adjustment for price, seasonal and calendar effects. In the two previous quarters, German economic performance increased by 0.2% the first quarter of 2024 after a revised decrease of 0.4% in the fourth quarter of 2023. The decrease in the second quarter of 2024 was the result, in particular, of a decline in gross fixed capital formation in machinery and equipment and in construction.

Compared to the second quarter of 2023, price-adjusted GDP in the second quarter of 2024 increased by 0.3%. However, the price and calendar adjusted GDP decreased in the second quarter of 2024 because there was one more working day than in the second quarter of 2023.

Source: Federal Statistical Office, Gross domestic product in the 2nd quarter of 2024 down 0.1% on the previous quarter, press release of July 30, 2024 (https://www.destatis.de/EN/Press/2024/07/PE24_289_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2023	0.3	6.2
August 2023	0.3	6.1
September 2023	0.3	4.5
October 2023	0.0	3.8
November 2023	-0.4	3.2
December 2023	0.1	3.7
January 2024	0.2	2.9
February 2024	0.4	2.5
March 2024	0.4	2.2
April 2024	0.5	2.2
May 2024	0.1	2.4
June 2024	0.1	2.2
July 2024 (1)	0.3	2.3

(1)	Figures are preliminary.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, is expected to be 2.3% in July 2024, reflecting a slight increase compared to June 2024 (2.2%). In July 2024, the most important driver of inflation was the increase in the price of services. This increase was offset to a degree by a decrease in energy prices.

Food prices increased by 1.3% in July 2024 compared to July 2023, after experiencing a 1.1% year-on-year increase in June 2024.

Energy prices in July 2024 decreased by 1.7% compared to July 2023, following decreases of 2.1% and 1.1% in June 2024 and May 2024, respectively.

Excluding food and energy prices, the year-on-year inflation rate in July 2024 would have been higher at 2.9%, demonstrating the current dampening impact of food and energy prices on overall inflation. In June 2024, the consumer price index excluding food and energy was also 2.9%. This means that core inflation remained unchanged in July 2024 compared to June 2024.

Prices of goods (total) increased by 0.9% from July 2023 to July 2024. The prices of services (total) increased by 3.9% in July 2024 when compared to July 2023.

Compared with June 2024, the consumer price index rose by 0.3% in July 2024.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of 2.3% expected in July 2024, press release of July 30, 2024 (https://www.destatis.de/EN/Press/2024/07/PE24_290_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2023	3.0	3.0
July 2023	3.0	3.0
August 2023	3.2	3.0
September 2023	3.0	3.1
October 2023	3.2	3.1
November 2023	3.1	3.1
December 2023	2.9	3.2
January 2024	3.2	3.2
February 2024	3.6	3.3
March 2024	3.5	3.3
April 2024	3.2	3.3
May 2024	3.6	3.4
June 2024	3.4	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 46.0 million persons resident in Germany were in employment in June 2024. The seasonally adjusted number of persons in employment rose slightly by 8,000 (0.0%) compared with the previous month. A slightly larger increase was observed in May 2024, when the seasonally adjusted number of persons in employment grew by 21,000 compared with the previous month.

Compared to June 2023, the number of employed persons in June 2024 increased by approximately 178,000 or 0.4%. The monthly rates of change compared with a year earlier were also +0.4% in the period from February to May 2024. Compared with the previous year, the long-term upward trend in the labor market therefore continued unabated in June 2024.

In June 2024, the number of unemployed persons increased by approximately 194,000, or 14.6%, compared to June 2023. Adjusted for seasonal and irregular effects, the number of unemployed persons in June 2024 stood at 1.50 million, reflecting a slight increase of 0.1% compared to May 2024.

Sources: Federal Statistical Office, Employment slightly up in June 2024, press release of July 31, 2024 (https://www.destatis.de/EN/Press/2024/07/PE24_293_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-May 2024	January-May 2023
Goods	129.6	95.0
Services	-26.2	-20.7
Primary income	47.5	46.3
Secondary income	-23.7	-25.2

Current account	127.3	95.3

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, July 12, 2024 (https://www.bundesbank.de/resource/blob/935874/2b9cbec6b9f9306e5e1b9adbce5d951c/mL/2024-07-12-zahlungsbilanz-anlage-data.pdf).

Other Recent Developments

Monetary Policy

On June 6, 2024, the Governing Council of the European Central Bank (“ECB”) decided to lower the three key ECB interest rates by 25 basis points to 4.25% (main refinancing operations), 4.50% (marginal lending facility) and 3.75% (deposit facility) with effect from June 12, 2024, following its decision in September 2023 to raise the three key ECB interest rates by 25 basis points. Based on an updated assessment of the inflation outlook, the dynamics of underlying inflation and the strength of monetary policy transmission, the Governing Council stated its belief that it was now appropriate to moderate the degree of monetary policy restriction after nine months of holding rates steady.

At the same time, the Governing Council stated that, despite the progress over recent quarters, domestic price pressures remained strong as wage growth was elevated, and inflation was likely to stay above target well into next year. The Governing Council is determined to ensure that inflation returns to its 2% medium-term target in a timely manner. The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission.

On July 18, 2024, the Governing Council announced its decision to keep the three key ECB interest rates unchanged. The Governing Council stated that, while some measures of underlying inflation had ticked up in May 2024 owing to one-off factors, most measures were either stable or edged down in June, and that, in line with expectations, the inflationary impact of high wage growth had been buffered by profits.

The Governing Council also confirmed that it will reduce the Eurosystem’s holdings of securities under the pandemic emergency purchase programme (“PEPP”) by EUR 7.5 billion per month on average over the second half of 2024. The modalities for reducing the PEPP holdings will be broadly in line with those followed under the asset purchase programme (“APP”). The Governing Council intends to discontinue reinvestments under the PEPP at the end of 2024.

Sources: European Central Bank, Monetary policy decisions, press release of July 18, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240718~b9e0ddd9d5.en.html); European Central Bank, Monetary policy decisions, press release of June 6, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240606~2148ecdb3c.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ RITA GEYERMANN
	Name:	Rita Geyermann
	Title:	First Vice President

By:	/s/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: August 8, 2024